FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:January 2003
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Commission File Number:  029718
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---






Symbols:  LVH.TSX Venture Exchange
          LVFHF.OTC Bulletin Board
          LVH.Berlin Stock Exchange

January 23, 2003


Further to the Company's news release dated January 13, 2003, the Company wishes to announce that the consultancy agreement entered into between the Company and Mr. Harry Migirdic of Montreal, Quebec ("Migirdic") on January 1, 2003, has been terminated by mutual consent.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT
US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT
OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board

Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

_____________________________


Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT
ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF
THIS RELEASE.








Signatures

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	January 23, 2003
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C:Lnrjan23